

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2015

Geoffrey G. Ribar
Chief Financial Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134

> **Re: Cadence Design Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed February 20, 2015**
> **Form 8-K filed April 27, 2015**
> **File No. 000-15867**

Dear Mr. Ribar:

We have reviewed your July 10, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

Form 8-K filed April 27, 2015

Exhibit 99.01

Supplemental Reconciliation of Certain GAAP to Non-GAAP Measures

1.   We note your response to prior comment 2 and the modifications made to your presentation in the Form 8-K filed July 27, 2015; however, we continue to have the concerns previously expressed over how investors might view your presentation of a full non-GAAP income statement. Consequently, we believe it should be removed. As an alternative, you could consider reconciling the individual line items that are impacted by non-GAAP adjustments in a tabular format, removing the line items not impacted by non-

GAAP adjustments from your current presentation, or providing this reconciliation in a format that does not have the appearance of resembling an income statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief